UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39511

BURFORD CAPITAL LIMITED

(Translation of registrant’s name into English)

Oak House

Hirzel Street

St. Peter Port

Guernsey GY1 2NP

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Burford Capital Limited (“Burford Capital”), the leading global finance and asset management firm focused on law, announced the closing on April 11, 2022 of the previously announced private offering of $360 million aggregate principal amount of 6.875% senior notes due 2030 (the “Notes”) by its indirect, wholly owned subsidiary, Burford Capital Global Finance LLC (the “Issuer”). The Notes are guaranteed on a senior unsecured basis by Burford Capital as well as Burford Capital Finance LLC and Burford Capital PLC (collectively, the “Guarantors”), both indirect, wholly owned subsidiaries of Burford Capital (such guarantees, together with the Notes, the “Securities”). The Securities were issued pursuant to the indenture, dated as of April 11, 2022 (the “Indenture”), by and among the Issuer, the Guarantors and U.S. Bank Trust Company, National Association, as trustee. The Indenture is filed herewith as Exhibit 99.1.

Burford Capital intends to use the net proceeds from the offering of the Securities for general corporate purposes, including the potential repayment or retirement of existing indebtedness.

This report includes materials as Exhibit 99.2 that have been made available in respect of Burford Capital as of April 12, 2022.

This Report on Form 6-K is incorporated by reference into the following Registration Statements of Burford Capital:

•	Registration Statement (Form S-8 No. 333-249328) pertaining to the 2016 Long Term Incentive Plan; and

•	Registration Statement (Form S-8 No. 333-259493) pertaining to the Burford Capital Limited 2021 Non-Employee Directors’ Share Plan.

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Indenture, dated as of April 11, 2022, by and among Burford Capital Global Finance LLC, as issuer, Burford Capital Limited, as parent guarantor, the other guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee (including as Exhibit A thereto the Form of 6.875% Senior Notes due 2030).
Exhibit 99.2	Release, dated April 12, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURFORD CAPITAL LIMITED

By:	/s/ Mark Klein
Name: Mark Klein
Title: Chief Administrative Officer and General Counsel

Date: April 12, 2022